      As filed with the Securities and Exchange Commission on June 1, 1999

                                        Registration Statement No. 333- 79527-01

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------

                              POST-EFFECTIVE
                               AMENDMENT NO. 1 TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                          WYNDHAM INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its Charter)
                                    DELAWARE
                 (State or Other Jurisdiction of Organization)
                                      7948
               (Primary Standard Industrial Classification Code)
                                   94-2878485
                      (I.R.S. Employer Identification No.)
                             1950 Stemmons Freeway
                                   Suite 6001
                                Dallas, TX 75207
                                 (214) 863-1000
              (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Office)
                               JAMES D. CARREKER
               Chairman of the Board and Chief Executive Officer
                          WYNDHAM INTERNATIONAL, INC.
                             1950 Stemmons Freeway
                                   Suite 6001
                                Dallas, TX 75207
                                 (214) 863-1000
               (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent for Service)

                                --------------
                                   Copies to:
      GILBERT G. MENNA, P.C.                  RANDALL H. DOUD, ESQ.
     KATHRYN I. MURTAGH, ESQ.       Skadden, Arps, Slate, Meagher & Flom LLP
   Goodwin, Procter & Hoar llp                  919 Third Avenue
          Exchange Place                       New York, NY 10022
      Boston, MA 02109-2881                      (212) 735-3000
          (617) 570-1000
   Approximate date of commencement of proposed sale to the public: Upon completion of the merger of Patriot American Hospitality, Inc. with and into a subsidiary of Wyndham International, Inc. pursuant to an Agreement and Plan of Merger between Patriot and Wyndham described in the enclosed Joint Proxy Statement and Prospectus.
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Wyndham's certificate of incorporation and bylaws require Wyndham to indemnify its officers and directors to the full extent permitted by Delaware law.

   Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors' liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (a) breaches of the duty of loyalty, (b) acts or omissions involving bad faith, intentional misconduct or knowing violations of the law, (c) unlawful payments of dividends, stock purchases or redemptions, or (d) transactions from which a director derives an improper personal benefit. Wyndham's certificate of incorporation contains provisions limiting the liability of the directors to Wyndham and to its stockholders to the full extent permitted by Delaware law.

   Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him or her in any such capacity, or arising out of his or her status as such. Wyndham's certificate of incorporation and bylaws provide that Wyndham may, to the full extent permitted by law, purchase and maintain insurance on behalf of any director, officer, employee or agent of Wyndham against any liability that may be asserted against him or her, and Wyndham currently maintains such insurance. Wyndham currently has $75 million of liability insurance covering its directors and officers for claims asserted against them or incurred by them in such capacity, including claims brought under the Securities Act.

ITEM 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

 Number                               Description
 ------                               -----------
 *2.1   Securities Purchase Agreement dated as of February 18, 1999 by and among Patriot American Hospitality, Inc. ("Patriot"), Wyndham
        International, Inc. ("Wyndham"), Patriot American Hospitality
        Partnership, L.P., Wyndham International Operating Partnership, L.P.
        and the Investors named therein, attached as Annex A to the Joint Proxy
        Statement/Prospectus included in Part I of this Registration Statement and incorporated herein by reference. Wyndham hereby undertakes to furnish supplementally to the Commission upon request a copy of any omitted schedule or exhibit to the Securities Purchase Agreement.

 *2.2   Restructuring Plan, attached as Annex B to the Joint Proxy
        Statement/Prospectus included in Part I of this Registration Statement and incorporated herein by reference.

 *2.3 Agreement and Plan of Merger, dated as of March 26, 1999, by and among Wyndham, Wyndham International Acquisition Subsidiary, Inc. and
        Patriot, attached as Annex F to the Joint Proxy Statement/Prospectus included in Part I of this Registration Statement and incorporated herein by reference.

  3.1 Amended and Restated Certificate of Incorporation of Wyndham, incorporated by reference to Exhibit 3.3 to Patriot's and Wyndham's
        Registration Statement on Form S-4 filed January 13, 1998 (Nos. 333-
        44203 and 333-44203-01).


 Number                               Description
 ------                               -----------
  *3.2  Form of Amendment to the Amended and Restated Certificate of
        Incorporation of Wyndham to effect a reverse stock split, attached as
        Annex G to the Joint Proxy Statement/Prospectus included in Part I of this Registration Statement and incorporated herein by reference.

  *3.3  Form of Restated Certificate of Incorporation of Wyndham, attached as
        Annex C to the Joint Proxy Statement/Prospectus included in Part I of this Registration Statement and incorporated herein by reference.

   3.4  Amended and Restated Bylaws of Wyndham, incorporated by reference to
        Exhibit 3.4 to Wyndham's and Patriot's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1998.

   3.5 Form of Amended and Restated Bylaws of Wyndham, incorporated by reference to Exhibit 99.4 to Wyndham's and Patriot's Current Report on
        Form 8-K dated March 2, 1999 (filed March 2, 1999).

   3.6 Amended and Restated Certificate of Incorporation of Patriot, incorporated by reference to Exhibit 3.1 to Patriot's and Wyndham's
        Registration Statement on Form S-4 filed January 13, 1998
        (Nos. 333-44203 and 333-44203-01).

  *3.7  Form of Amendment to the Amended and Restated Certificate of
        Incorporation of Patriot to effect a reverse stock split, attached as Annex H to the Joint Proxy Statement/Prospectus included in Part I of this Registration Statement and incorporated herein by reference.

   3.8  Amended and Restated Bylaws of Patriot, incorporated by reference to
        Exhibit 3.3 to Wyndham's and Patriot's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1998.

   4.1  Form of Certificate of Designation of Series A Convertible Stock of
        Wyndham, incorporated by reference to Exhibit 99.5 to Wyndham's and Patriot's Current Report on Form 8-K dated March 2, 1999 (filed March
        2, 1999).

  *4.2  Form of Certificate of Designation of Series B Convertible Preferred
        Stock of Wyndham, attached as Annex D to the Joint Proxy
        Statement/Prospectus included in Part I of this Registration Statement and incorporated herein by reference.

   4.3 Agreement (the "Pairing Agreement"), dated February 15, 1983 and as amended February 18, 1988, between Bay Meadows Operating Company and
        California Jockey Club (formerly Bay Meadows Realty Enterprises, Inc.), as amended, incorporated by reference to Exhibit 4.3 to Cal Jockey's and Bay Meadow's Registration Statement on Form S-2, and to Exhibit 4.2 to Cal Jockey's and Bay Meadow's Annual Report on Form 10-K for the year ended December 31, 1987 (Nos. 001-09319 and 001-09320).

   4.4  Amendment No. 2 to the Pairing Agreement, incorporated by reference to
        Exhibit 4.2 to Patriot's and Wyndham's Registration Statement on Form
        S-4 filed November 10, 1997 (No. 333-39875 and 333-39875-01).

   4.5  Amendment No. 3 to the Pairing Agreement, incorporated by reference to
        Exhibit 4.3 to Patriot's and Wyndham's Registration Statement on Form
        S-4/A filed February 13, 1998 (Nos. 333-44203 and 333-44203-01).

  *5.1 Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities being offered by Wyndham.

  +8.1 Opinion of Goodwin, Procter & Hoar LLP regarding tax consequences of the merger, the preferred stock exchange and certain other related transactions.

 *10.1  Form of Transaction Support Agreement.

  10.2  Amendment and Restatement of Credit Agreement, dated as of January 31,
        1999 by and among Patriot, Patriot American Hospitality Partnership,
        L.P. and the Lenders named therein, incorporated by reference to
        Exhibit 99.1 to Wyndham's and Patriot's Current Report on Form 8-K dated January 29, 1999 (filed February 4, 1999).

  10.3  Letter Agreement, dated February 26, 1999, by and among Wyndham,
        Patriot and Paul A. Nussbaum, incorporated by reference to Exhibit 99.1 to Wyndham's and Patriot's Current Report on Form 8-K dated February
        26, 1999 (filed March 3, 1999).


 Number                               Description
 ------                               -----------
  12.1  Historical Ratio of Earnings to Fixed Charges incorporated by reference to Exhibit 12.1 to Wyndham's and Patriot's Annual Report on Form 10-K,
        as amended, for the fiscal year ended December 31, 1998.

  21.1  Subsidiaries of Wyndham and Patriot, incorporated by reference to
        Exhibit 21.1 to Wyndham's and Patriot's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1998.

 *23.1  Consent of Goodwin, Procter & Hoar llp (included in Exhibit 5.1).

 *23.2  Consent of Morgan Stanley & Co. Incorporated.

 *23.3  Consent of Ernst & Young LLP (Dallas).

 *23.4  Consent of Ernst & Young LLP (San Juan, Puerto Rico).

 *23.5  Consent of Ernst & Young LLP (Wichita, Kansas).

 *23.6  Consent of PricewaterhouseCoopers (Pittsburgh, Pennsylvania).

 *23.7  Consent of PricewaterhouseCoopers (Tampa, Florida).

 *23.8  Consent of PricewaterhouseCoopers (Miami, Florida).

 *23.9  Consent of PricewaterhouseCoopers (Dallas, Texas).

 *23.10 Consent of Arthur Andersen (London, United Kingdom).

 *23.11 Consent of Chase Securities Inc.

 *99.1  Form of Wyndham Proxy.

 *99.2  Form of Patriot Proxy.

 *99.3  Form of Letter of Transmittal--Merger Exchange.

 *99.4  Form of Letter of Transmittal--Preferred Stock Exchange Offer.

 *99.5  Form of Director Nominee Consent.

--------

*  Previously filed on this Form S-4

+  Filed herewith

(b) Financial Statement Schedules

   None

(c) Item 4(b) Information

   The opinions of Morgan Stanley & Co. Incorporated and Chase Securities Inc. are included as Annex E and Annex J, respectively, to the Joint Proxy Statement/Prospectus included in Part I of this Registration Statement.

ITEM 22. Undertakings.

   The undersigned registrant hereby undertakes:

     (a) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
  Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on June 1, 1999.

                                          Wyndham International, Inc.

                                                   /s/ James D. Carreker
                                          By: _________________________________
                                                     James D. Carreker
                                                  Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----
                  *                    Chairman and Chief            June 1, 1999
______________________________________  Executive Officer
          James D. Carreker             (Principal Executive
                                        Officer)

                  *                    Chief Financial Officer       June 1, 1999
______________________________________  (Principal Financial
           Anne L. Raymond              Officer and Principal
                                        Accounting Officer)

                  *                    Director                      June 1, 1999
______________________________________
            Karim Alibhai

                  *                    Director                      June 1, 1999
______________________________________
            Leonard Boxer

                  *                    Director                      June 1, 1999
______________________________________
      Burton C. Einspruch, M.D.

                  *                    Director                      June 1, 1999
______________________________________
         Susan T. Groenteman

                  *                    Director                      June 1, 1999
______________________________________
           Arch K. Jacobson

                                       Director                      June 1, 1999
______________________________________
           James C. Leslie

              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    Director                      June 1, 1999
______________________________________
           Paul A. Nussbaum

                  *                    Director                      June 1, 1999
______________________________________
          Rolf E. Ruhfus III

                  *                    Director                      June 1, 1999
______________________________________
           Sherwood Weiser

*By: James D. Carreker
Attorney-in-fact